UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
ROBIN ENERGY LTD.
(Name of Subject Company (Issuer))

ROBIN ENERGY LTD.
(Names of Filing Person(s) (Issuer))
Common Shares, Par Value $0.001 per share, including associated Preferred Share Purchase Rights under the Shareholder Protection Rights Agreement
(Title of Class of Securities)

Y73118 112
(CUSIP Number of Class of Securities)

Petros Panagiotidis, Chairman and Chief Executive Officer
ROBIN ENERGY LTD.
223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
Phone number: + 357 25 357 769

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Person(s))
Copies to:

Finnbarr Murphy, Esq.
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 459-7257
March 24, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

EXPLANATORY NOTE
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”), originally filed with the United States Securities and Exchange Commission (the “SEC”) by Robin Energy Ltd., a Marshall Islands corporation (“Robin” or the “Company”), on March 24, 2026, relating to the offer by the Company to purchase up to 1,000,000 of its common shares (the “Shares”) of its common stock, par value of $0.001 per share, including the associated preferred share purchase rights issued pursuant to the Shareholder Protection Rights Agreement, by and between the Company and Broadridge Corporate Issuer Solutions, Inc., as rights agent, at a price of $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2026 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which together constitute the “Offer.” This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
The Schedule TO is hereby amended and supplemented as follows:
Item 11.	Additional Information
Subsection (c) of “Item 11. Additional Information” is hereby amended by adding the following:
(c)
Other Material Information: On April 27, 2026, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 P.M., Eastern time, on April 23, 2026. 1,909,473 Shares were validly tendered and not properly withdrawn prior to expiration of the Offer. The tender offer was oversubscribed. In accordance with the terms and conditions of the tender offer and based on the final count by the depositary, the Company accepted for payment an aggregate of 1,000,000 Common Shares including 339,775 “odd lots.” The Company accepted the shares on a pro rata basis, except for tenders of “odd lots,” which were accepted in full, in accordance with the terms of the Offer. A copy of such press release is filed as Exhibit (a)(5) to this Amendment No. 1 and is incorporated by reference herein.

Item 12.	Exhibits.

(a)	(a)(1)(A)*	Offer to Purchase dated March 24, 2026.
	(a)(1)(B)*	Letter of Transmittal.
	(a)(1)(C)*	Notice of Guaranteed Delivery.
	(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 24, 2026.
	(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 24, 2026.
	(a)(1)(F)*	Press Release dated March 24, 2026.
	(a)(2)	Not Applicable.
	(a)(3)	Not Applicable.
	(a)(4)	Not Applicable.
	(a)(5)**	Press Release dated April 27, 2026.
	(b)	Not Applicable.
(d)(1)
Shareholder Protection Rights Agreement by and between Robin and Broadridge Corporate Issuer Solutions LLC., as rights agent (incorporated by reference to Exhibit 4.1 to Robin’s annual report on Form 20-F filed with the SEC on April 15, 2025).

(d)(2)
Master Management Agreement by and among Robin, its shipowning subsidiaries and Castor Ships S.A. (incorporated by reference to Exhibit 4.3 to Robin’s annual report on Form 20-F filed with the SEC on April 15, 2025).

(d)(3)
Contribution and Spin-Off Distribution Agreement between Toro Corp. and Robin, dated as of April 14, 2025 (incorporated by reference to Exhibit 4.2 to Robin’s annual report on Form 20-F filed with the SEC on April 15, 2025).

	(g)	Not Applicable.
	(h)	Not Applicable.
(b)	Not Applicable.
(c)*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.
Item 13.	Information Required by Schedule 13E-3.
Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBIN ENERGY LTD.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Chairman and Chief Executive Officer

Dated: April 27, 2026